Filed Pursuant to Rule 424(b)(3)

Registration No. 333-118053

Prospectus Supplement No. 5 dated January 6, 2010

(to Prospectus dated July 31, 2009)

Sensus USA Inc.

$275,000,000

8 5/8% Senior Subordinated Notes due 2013

This Prospectus Supplement No. 5 supplements the Prospectus, dated July 31, 2009, as supplemented, relating to our 8 5/8% Senior Subordinated Notes due 2013 (the “notes”). Goldman, Sachs & Co. is continuing to make a market in the notes pursuant to the Prospectus, as supplemented.

This Prospectus Supplement No. 5 is comprised of our current report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2010.

This Prospectus Supplement No. 5 should be read in conjunction with, and may not be delivered or utilized without, the Prospectus, as supplemented. This Prospectus Supplement No. 5 updates information in the Prospectus, as supplemented, and, accordingly, to the extent inconsistent, the information in this Prospectus Supplement No. 5 supersedes the information contained in the Prospectus, as supplemented.

Before you invest in the notes, you should read the Prospectus, as supplemented, and other documents we have filed with the Securities and Exchange Commission for more complete information about us and an investment in the notes. You may obtain these documents for free by visiting the Securities Exchange Commission’s website at www.sec.gov.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus, as supplemented, or this Prospectus Supplement No. 5 is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks. See “Risk Factors” beginning on page 9 of the Prospectus.

The date of this Prospectus Supplement No. 5 is January 6, 2010.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 4, 2010

Commission file number 333-113658

Sensus (Bermuda 2) Ltd.	Sensus USA Inc.
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Bermuda	98-0413362	Delaware	51-0338883
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8537 Six Forks Road, Suite 400, Raleigh, North Carolina 27615

(Address of principal executive offices) (Zip Code)

(919) 845-4000

(Registrants’ telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 22, 2009, Mr. Eugene R. McGrath was elected to serve as a director of Sensus (Bermuda 2) Ltd. (“Bermuda 2”) by its sole member, Sensus (Bermuda 1) Ltd. (“Bermuda 1”), and as a director of Sensus USA Inc. (“Sensus USA” and, together with Bermuda 2, the “Company”) by its sole shareholder, Bermuda 2. Mr. McGrath was required to seek the approval of the Federal Energy Regulatory Commission (“FERC”) in order to accept the invitation to serve on the Company’s Board of Directors. Mr. McGrath received FERC approval on December 30, 2009 and accepted the invitation on January 4, 2010.

In connection with his service as a director of the Company, Mr. McGrath will receive an annual retainer of $50,000, which will be increased to $70,000 if Mr. McGrath becomes a member of the Audit Committee or the Compensation Committee of the Company’s Board of Directors, and a fee of $5,000 for each meeting of the Company’s Board of Directors that Mr. McGrath attends.

Mr. McGrath will also receive a grant of options in the amount of 10,000 shares of Class B common stock of Bermuda 1. The options are service time vested over five years from the date of grant, provided that no vesting occurs prior to the second anniversary of the date of the grant. In addition, the vesting of the options may accelerate upon the occurrence of certain stated liquidity events. The options have an exercise price of $6.00 per share. The grant was made in accordance with and subject to the terms and conditions of the Sensus Metering Systems 2007 Stock Option Plan (the “Option Plan”). The Company expects to enter into an option agreement with Mr. McGrath substantially in the form of the Company’s Notice of Stock Option Grant and Nonqualified Stock Option Agreement (together, the “Option Agreement”). A copy of the Option Plan was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated October 21, 2009 (filed on October 27, 2009) and is incorporated herein by reference. A copy of the Option Agreement was filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 and is incorporated herein by reference.

There is no arrangement or understanding between Mr. McGrath and any other person pursuant to which Mr. McGrath was selected as a director of the Company. There are no relationships or related party transactions involving Mr. McGrath or any member of his immediate family required to be disclosed pursuant to Item 404(a) of Regulation S-K. The Company’s Board of Directors has not yet made any determination concerning the committees of the Company’s Board of Directors to which Mr. McGrath may be appointed. A copy of the press release relating to Mr. McGrath’s election as a director is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

10.1	Sensus Metering Systems 2007 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated October 21, 2009 (filed on October 27, 2009)).

10.2	Sensus Metering Systems Form of Nonqualified Stock Option Grant (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007).

99.1	Press release announcing the election of Eugene R. McGrath as a director, dated January 6, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SENSUS (BERMUDA 2) LTD.

Dated: January 6, 2010	By:	/S/ PETER MAINZ
	Name:	Peter Mainz
	Title:	Chief Executive Officer & President

SENSUS USA INC.

Dated: January 6, 2010	By:	/S/ PETER MAINZ
	Name:	Peter Mainz
	Title:	Chief Executive Officer & President

Exhibit 99.1

Eugene McGrath, Former Chairman & CEO of Consolidated Edison, Joins the Sensus Board of Directors

Raleigh, NC (January 6, 2010) – Sensus announces that Eugene (Gene) R. McGrath, former Chairman and Chief Executive Officer of Consolidated Edison, Inc., (NYSE: ED) has accepted appointment to the Sensus Board of Directors.

Mr. McGrath, 67, from New York, joined Consolidated Edison in 1963 as an engineer. He was named Vice President in 1978 and for the next 28 years he served in various senior leadership positions, becoming Chairman and CEO before his retirement from the utility in 2006. He is currently a member of the Consolidated Edison Board. Consolidated Edison distributes electricity to more than three million residential and business customers in New York City and natural gas to more than one million customers.

“As Sensus grows and executes its strategy to be the leading technology provider of Smart Grid solutions to utilities, I am very happy to welcome to our Board one of the most distinguished and respected leaders in the utility industry,” said Peter Mainz, Chief Executive Officer and President of Sensus. “We look forward to the contributions and insight that Gene will bring to our Board,” he added.

Sensus is a market leader in helping utilities deploy Smart Grid solutions, with over four million of its FlexNet™ SmartPoint™ systems installed by electric, gas, and water utilities across North America.

“I am very pleased to be joining the Sensus Board and look forward to working closely with Peter and the Board to support Sensus,” said McGrath.

Mr. McGrath joined Consolidated Edison after graduating from Manhattan College with a degree in mechanical engineering in 1963. He received his Masters in Business Administration from Iona College in 1980 and completed the Advanced Management Program at Harvard University in 1989. Mr. McGrath also serves on the board of directors of Associated Electric and Gas Insurance Services Limited, and GAMCO Investors, Inc. In addition, he is a former board member of the Federal Reserve Bank of New York and Schering-Plough Corporation (now part of Merck & Co., Inc.).

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About Sensus

Sensus is a time-tested technology and communications company providing data collection and metering solutions for water, gas and electric utilities around the world. Sensus is a transforming force for the utilities of tomorrow through its ability to help customers optimize resources, as well as to meet conservation and customer service objectives. Sensus customers rely on the Company for expert, reliable service in order to meet challenges and exceed goals. For more information, visit www.sensus.com.

FlexNet™ and SmartPoint™ are trademarks of Sensus.

Contact

James J. Hilty

Vice President, Business Development

(919) 845-4007

jim.hilty@sensus.com